UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                    SCHEDULE 13G

                     Under the Securities Exchange Act of 1934

                              Provident Companies, Inc.
                               (Amendment No. 1)*.

                                      74386210

Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of give percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP NO.  74386210 13G

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SunTrust Banks, Inc. as Parent Holding Company for: SunTrust Banks of Tennessee, Inc. as Parent Holding Company; SunTrust Banks of Georgia, Inc.; SunTrust Banks of Florida, Inc. and in
      various fiduciary capacities.  58-1575035
------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) _______
                                                        (B) _______
------------------------------------------------------------------------
3.    SEC USE ONLY

------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Georgia
----------------------------------------------------------------------
NUMBER OF                 5.  SOLE VOTING POWER

SHARES                    1,642,877
                          --------------------------------------------------
BENEFICIALLY              6.  SHARED VOTING POWER

OWNED BY                  68,099
                          --------------------------------------------------
EACH                      7.  SOLE DISPOSITIVE POWER

REPORTING                 520,444
                          --------------------------------------------------
PERSON                    8.  SHARED DISPOSITIVE POWER

WITH                      14,956,527
----------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        15,528,362
------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*
------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        11.5%
------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*

        HC and BK



CUSIP NO.  74386210  13G

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SunTrust Banks of Tennessee, Inc.as Parent Holding Company for SunTrust Bank, Chattanooga, N.A. and in Various Fiduciary Capacities 62-0858840
------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (A) _______
                                                         (B) _______
------------------------------------------------------------------------
3.    SEC USE ONLY

------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Tennessee
----------------------------------------------------------------------
NUMBER OF                 5.  SOLE VOTING POWER

SHARES                    1,519,389
                          --------------------------------------------------
BENEFICIALLY              6.  SHARED VOTING POWER

OWNED BY                  61,849
                          --------------------------------------------------
EACH                      7.  SOLE DISPOSITIVE POWER

REPORTING                 420,014
                          --------------------------------------------------
PERSON                    8.  SHARED DISPOSITIVE POWER

WITH                      14,928,469
----------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        15,398,624
------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*
------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        11.4%
------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*

        HC and BK



                                SECURITIES AND EXCHANGE COMMISSION
                                       WASHINGTON, D.C. 20549

                                        SCHEDULE 13G
                            UNDER THE SECURITIES EXCHANGE ACT OF 1934


Item 1(a)    Name of Issuer:
---------    --------------
             Provident Companies, Inc.

Item 1(b)    Address of Issuer's Principal Executive Offices:
---------    -----------------------------------------------
             One Fountain Square
             Chattanooga, Tennessee  37402

Item 2(a)    Name of Person Filing:
---------    ---------------------
             SunTrust Banks, Inc. as Parent Holding Company for
             SunTrust Banks of Tennessee, Inc. as Parent Holding Company;
             SunTrust Banks of Georgia, Inc. as Parent Holding Company;
             SunTrust Banks of Florida, Inc. as Parent Holding Company and in various fiduciary capacities.

Item 2(b)    Address of Principal Business Office(s):
---------    ---------------------------------------
             303 Peachtree Street, Suite 1500
             Atlanta, Georgia  30308

Item 2(c)    Citizenship:
---------    -----------
             SunTrust Banks, Inc. is a Georgia corporation; SunTrust Banks of Tennessee is a Tennessee corporation; SunTrust Banks of Georgia, Inc. is a Georgia corporation; SunTrust Banks of
             Florida is a Florida corporation.

Item 2(d)    Title of Class of Securities:
---------    ----------------------------
             Common Stock

Item 2(e)    CUSIP Number:
---------    ------------
             74386210




Item 3        Type of Person:
------        --------------
              (b)  Bank as defined in section 3(a)(6) of the Act.
              (g) Parent holding company, in accordance with para. 240,13d-1(1)(ii)(H).

Item 4         Ownership:
------         ---------

               Amount Beneficially Owned.  15,528,362

               (b)  Percent of Class:   11.4%

               (c)  Number of Shares as to which such person has:

                  (i) Sole power to vote or to direct the vote:  1,642,877

                 (ii) Shared power to vote or to direct the vote:  68,099

                (iii) Sole power to dispose or to direct the disposition of:
                       520,444

                 (iv) Shared power to dispose or the direct the disposition of: 14,956,527




Item 5        Ownership of Five Percent or Less of Class:
------        ------------------------------------------
              Not Applicable

Item 6        Ownership of More than 5 Percent of Behalf of Another Person:
------        ------------------------------------------------------------
              See Exhibit B

Item 7        Identification and Classification of the Subsidiary Which
------        Acquired the Security Being Reported on By the Parent Holding
              Company:
              ------------------------------------------------------------
              See Item 2 and Exhibit C

Item 8        Identification and Classification of Members of the Group:
------        ---------------------------------------------------------
              Not Applicable

Item 9        Notice of Dissolution of Group:
------        ------------------------------
              Not Applicable

Item 10       Certification:
-------       -------------
              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

              Signature:
              ---------
              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 1, 1998

SunTrust Banks, Inc.

By        /s/ Cynthia S. Walker
          -------------------------
          Cynthia S. Walker, Assistant Vice President
          STI Trust & Investment Operations, Inc. as agent for
          SunTrust Banks, Inc.




                                        EXHIBIT A

     The shares reported are held by one or more bank subsidiaries of SunTrust Banks, Inc. in various fiduciary and agency capacities. SunTrust Banks, Inc. and such subsidiaries disclaim by beneficial interest in any of the shares reported, and the filing of this statement shall not be construed as an admission to the contrary.

     Certain of the shares included in shared voting authority are held in agency accounts and co-fiduciary accounts and co-fiduciary accounts in nominee registration. These are voted by the banks under revocable authority of trust accounts and therefore, are reported as shared voting authority.



                                        EXHIBIT B




Various co-trustees share the power to direct distribution of income including dividends and the proceeds from sale of securities.
Additionally, various beneficiaries have the right to receive dividends. The following person or persons have the rights and/or powers when combined that exceed 5% of the class.



SunTrust Bank, Chattanooga, N.A., Hugh O. Maclellan, Sr., and
Dudley Porter, Jr., Trustees of R.J. Maclellan Charitable Trust

SunTrust Bank, Chattanooga, N.A., Hugh O. Maclellan, Sr., and
Dudley Porter, Jr., Trustees of Cora L. Maclellan Charitable Trust

SunTrust Bank, Chattanooga, N.A., Hugh O. Maclellan, Sr., Hugh O.
Maclellan, Jr., Charlotte Heffner, Dudley Porter, Jr. and Katrina H. Maclellan, Trustees of Various Maclellan Trusts.







                                       EXHIBIT C


                                   Sole      Shared      Sole      Shared
                                 Voting      Voting     Power to   Power to
Name of Person Filing             Power       Power      Dispose    Dispose

SunTrust Banks of Tennessee, Inc.
as Parent Holding Company for:
---------------------------------
SunTrust Bank, Chattanooga, N.A.   1,519,389   61,849    420,014   14,928,469
and in Various Fiduciary
Capacities
P.O. Box 1638
Chattanooga, Tennessee  37401

SunTrust Banks, Nashville, N.A.     43,998         -0-      41,190      2,808
and in Various Fiduciary Capacities
201 4th Avenue North
Nashville, Tennessee  37219

SunTrust Banks, East Tennessee,N.A.     -0-       1,250        -0-        -0-
and in Various Fiduciary Capacities
700 Hill Avenue
Knoxville, Tennessee  37915

SunTrust Banks of Georgia, Inc. as
Parent Holding Company for:
----------------------------------
SunTrust Bank, Atlanta              77,490        5,000      59,240    23,250
and in Various Fiduciary Capacities
25 Park Place, N.E.
Atlanta, Georgia  30303

SunTrust Banks of Florida, Inc.
as Parent Holding Company for:
-------------------------------
SunTrust Bank, South Florida, N.A.    2,000          -0-        -0-     2,000
and in Various Fiduciary Capacities
501 E. Las Olas Blvd.
Fort Lauderdale, Florida  33301


Shares Beneficially Owned   15,528,362




SunTrust Banks, Inc.
303 Peachtree Street, Suite 1500
Atlanta, Georgia  30308


February 1, 1998

Ladies and Gentlemen:

There is hereby transmitted for filing pursuant to Section 13(g) of the Securities Exchange Act of 1934 and Rule 13G thereunder a Schedule 13G relating to beneficial ownership by SunTrust Banks, Inc. and its subsidiaries of shares of Provident Companies, Inc. Common Stock.

Please call the undersigned at (404) 581-1475 if you have any questions.

Sincerely,

/s/ Cynthia S. Walker
---------------------
Cynthia S. Walker
Assistant Vice President
STI Trust & Investment Operations, Inc. as agent for SunTrust Banks, Inc.

c:    Provident Companies, Inc.
      New York Stock Exchange